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SI
Mail Processing **ANNUAL AUDITED REPORT**
Section **FORM X-17A-5**
PART III

AUG 20 2019

Washington DC

SEC FILE NUMBER
8- 50391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7 / 1 / 2018___ AND ENDING ___6 / 30 / 2019___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES FOX SECURITIES, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2659 STATE STREET, SUITE 100
(No. and Street)

CARLSBAD   CALIFORNIA   92008
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES FOX   760-908-6716
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 Northridge	CA	91324
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _JAMES C. H. FOX_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _JAMES FOX SECURITIES, INC._ , as of _JUNE 30_ , 20_19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _MO_
County of _St. Louis_
Subscribed and sworn to (or affirmed) before me on this _13th_ day of _AUG_ , _2019_ by
JAMES C. FOX / proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____

Assets

Cash	$	175
Deposit with clearing broker		25,000
Commissions receivable		3,025
Prepaid expense		464
Deposits		3,025
Total assets	$	31,689

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	14,677
Income tax payable		50
Total liabilities		14,727

Commitments and contingencies

Contingent liability	15,000
Total commitments and contingencies	15,000

Stockholder's equity

Common stock, $0.01 par value, 100,000 shares authorized,	
80,000 shares issued and outstanding	800
Additional paid-in capital	35,950
Accumulated deficit	(14,788)
Treasury stock	(20,000)
Total stockholder's equity	1,962
Total liabilities and stockholder's equity	$ 31,689

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2019

Revenues

Commissions	$	46,801
Interest Income		124
Total revenues		46,925

Expenses

Commission expense		9,300
Professional fees		13,719
Communications		2,525
Occupancy expense		1,280
Interest expense		2,781
Other operating expenses		17,641
Total expenses		47,246

Net income (loss) before income tax provision		(321)
Income tax provision		850
Net income (loss)	$	(1,171)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2019

	Common Stock	Additional Paid-in Capial	Accumulated Deficit	Treasury Stock	Total
Balance at June 30, 2018	$ 800	$ 35,950	$ (13,617)	$ (20,000)	$ 3,133
Net income (loss)	-	-	(1,171)	-	(1,171)
Balance at June 30, 2019	$ 800	$ 35,950	$ (14,788)	$ (20,000)	$ 1,962

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flow from operating activities:

Net income (loss)			$ (1,171)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Commissions receivable	$	696	
Prepaid expense		(9)	
Deposits		(50)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		479	
Total adjustments			1,116
Net cash provided by (used in) operating activities			(55)
Net cash provided by (used in) in investing activities			-
Net cash provided by (used in) financing activities			-
Net increase (decrease) in cash			(55)
Cash at beginning of year			230
Cash at end of year			$ 175

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	2,780
Income taxes	$	850

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

James Fox Securities, Inc. (the "Company") was incorporated in the State of Arizona on November 15, 1996 and operates an office in Carlsbad, California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer that provides several classes of services, including the retail sale of corporate equity securities, corporate debt securities, mutual funds, and government securities over the counter.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession of control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions revenues are primarily commissions earned on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis, at which point all of the Company's performance obligations have been completed.

Office equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. For the year ended June 30, 2019, office equipment was fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax carry forwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC Topic 606 effective July 1, 2018, with no material impact on the Company's financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with Wedbush Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients on a fully disclosed basis as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2019 was $25,000.

Note 3: INCOME TAXES

The Company's income tax provision consists of the following:

Federal income tax	$ --
State income taxes	850
Total income tax provision	$ 850

At June 30, 2019, the Company had federal available net operating loss carryforwards of approximately $10,100 which will expire in varying amounts beginning in 2029, resulting in a deferred tax benefit of approximately $2,121. The Company has recorded an allowance against the deferred tax benefit, since it cannot determine if it is more likely than not, the benefit will be realized.

The Company is required to file income tax returns in both federal and state jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a bank overdraft facility with Union Bank under which it may borrow up to $1,000. Borrowing on the line of credit bears interest at a fixed rate of 16.8%. At June 30, 2019, there is no balance outstanding.

On March 18, 2016, the Company entered into a settlement agreement and release. This agreement effectively cancelled a purchase and option agreement between the sole shareholder to sell his stock ownership of the Company to a third party. The agreement called for the cancellation of 20,000 shares of the outstanding common stock. The agreement also established a $15,000 non-current contingent liability that will only become payable if the sole shareholder sells his shares in the company.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For the year ended June 30, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum equity capital net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $13,473 which was $8,473 in excess of its required capital of $5,000; and the Company's ratio of aggregate indebtedness ($14,727) to net capital was 1.09 to 1, which is less than the 15 to 1 maximum allowed.

James Fox Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of June 30, 2019

Computation of net capital

Common stock	$	800	
Additional paid-in capital		35,950	
Accumulated deficit		(14,788)	
Treasury stock		(20,000)	
Total stockholder's equity			$ 1,962
Plus: Allowable Credit			
Contingent Liablity		15,000	
Total allowable credit			15,000
Less: Non-allowable assets			
Prepaid expense		(464)	
Deposits		(3,025)	
Total non-allowable assets			(3,489)
Net capital			13,473

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	982	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 8,473

Ratio of aggregate indebtedness to net capital	1.09: 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated June 30, 2019.

See report of independent registered public accouting firm

James Fox Securities, Inc.
Schedule II – Computation for Determination of the Reserve Requirement and Information
Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
As of June 30, 2019

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

James Fox Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of James Fox Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) James Fox Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which James Fox Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) James Fox Securities, Inc. stated that James Fox Securities, Inc. met the identified exemption provisions throughout the year ended June 30, 2019, without exception. James Fox Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James Fox Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 21, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165 ⌂
Northridge, California 91324
www.AAICPAs.com ⊕



JFSI
JAMES FOX SECURITIES, INC.
MEMBER FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of James Fox Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended June 30, 2019.

James Fox Securities, Inc.

By:

_____
James C. H. Fox, President

James Fox Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of James Fox Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James Fox Securities, Inc. (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 21, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com